For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

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Pacific North West Capital Corp. and Benton Resources Corp. Announce Drill Results from the Swayze Project, ON

Vancouver, Canada – November 19, 2008: Pacific North West Capital Corp. (“PFN”) (TSX: PFN) and Benton Resources Corp. (TSX.V: BTC) are pleased to announce drill results from the Heenan property, which forms part of the Benton/PFN Swayze joint venture project located in the Swayze Greenstone Belt, southwest of Timmins, Ontario. Drilling targeted gold mineralization that was first discovered by prospectors J. Hussey and A. Aube in 1997 and has not seen any exploration activity until the Swayze JV optioned the Heenan claim block in late 2007. As part of the 2008 work program designed to evaluate the nickel potential of the joint venture area, prospecting by Benton Resources on the Heenan property returned grab samples grading from <2 grams per tonne gold up to 6.4 grams per tonne gold. The mineralized zone is hosted within sericite, carbonate +/- albite altered metavolcanic rocks having trace to 10% fine grained disseminated sulphides and is coincident with a distinct 600 meter-long induced polarization chargeability and resistivity anomaly.

A total of 447 meters of drilling in three shallow drill holes tested the subsurface continuity of the gold mineralization on the Heenan property. The holes encountered multiple zones with anomalous gold concentrations, including grades up to 3.42 grams per tonne gold over 0.20 meters.

Results from the Heenan property are as follows (g/t = grams per tonne):

Hole Number	FROM (meters)	TO (meters)	DRILL WIDTH (meters)	Au (g/t)
H08-01	27.30	47.20	19.90	0.20
incl.	42.30	45.20	2.90	1.07
	110.60	112.00	1.40	1.53

H08-02	13.70	45.60	31.90	0.20
incl.	20.70	21.70	1.00	0.63
and	29.70	30.70	1.00	1.90
H08-02	55.70	55.90	0.20	3.42
H08-02	57.40	57.70	0.30	1.14

H08-03	27.00	41.00	14.00	0.42
H08-03	127.60	129.00	1.40	1.07
H08-03	148.40	148.80	0.40	2.06

Reported thicknesses are measured down-hole core thicknesses. The true thickness of the reported intersections are unknown at this time.

Clinton Barr (P.Geo.), V.P. Exploration for Benton Resources Corp., is the qualified person responsible for this release.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel, Benton Resources, First Nickel and SOQUEM.

About Benton Resources Corp:

Benton Resources Corp. is a mineral exploration company listed on the TSX Venture Exchange under the symbol BTC.  Benton's aggressive and experienced management team is focused on base and precious group metal exploration. The Company's diverse property portfolio includes Canadian projects which are highly prospective for gold, uranium, platinum, palladium, nickel and copper.  The Company currently has approximately $18.5 million in working capital.

Pacific North West Capital Corp. has approximately $7.8 million in working capital and securities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	November 19, 2008